UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019

Commission File Number:  001-38502

EURODRY LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by EuroDry Ltd. on November 14, 2019: EuroDry Ltd. Reports Results for the Nine-Month Period and Quarter Ended September 30, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURODRY LTD.

Dated: November 15, 2019	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

EuroDry Ltd.

Reports Results for the Nine-Month Period and Quarter Ended September 30, 2019

Maroussi, Athens, Greece – November 14, 2019– EuroDry Ltd. (NASDAQ: EDRY, the “Company” or “EuroDry”), an owner and operator of drybulk vessels and provider of seaborne transportation for drybulk cargoes, announced today its results for the three- and nine-month period ended September 30, 2019. Euroseas Ltd. (“Euroseas” or “Former Parent Company”) contributed to the Company seven subsidiaries comprising its drybulk fleet of six vessels, one Ultramax and two Kamsarmax vessels built between 2016 and 2018, and three Japanese-built Panamax vessels built between 2000 and 2004 (the “Spin-off”). The Company was spun-off from Euroseas Ltd. on May 30, 2018. Historical comparative period reflects the results of the carve-out operations of the seven subsidiaries that were contributed to the Company.

Third Quarter 2019 Highlights:

•

Total net revenues of $7.7 million. Net loss of $0.4 million; net loss attributable to common shareholders (after a $0.4 million dividend on Series B Preferred Shares) of $0.8 million or $0.35 loss per share basic and diluted. Adjusted net loss attributable to common shareholders1 for the period was $0.6 million or $0.26 adjusted loss per share basic and diluted.

•

Adjusted EBITDA1was $2.2 million.

•

An average of 7.0 vessels were owned and operated during the third quarter of 2019 earning an average time charter equivalent rate of $12,088 per day.

•

The Company declared its third cash dividend of $0.4 million on its Series B Preferred Shares.

1Adjusted EBITDA, Adjusted net income/(loss) and Adjusted earnings/(loss) per share are not recognized measurements under US GAAP (GAAP) and should not be used in isolation or as a substitute for EuroDry’s financial results presented in accordance with GAAP. Refer to a subsequent section of the Press Release for the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with GAAP.

Nine Months 2019 Highlights:

 •

Total net revenues of $19.6 million. Net loss of $1.4 million; net loss attributable to common shareholders (after a $1.4 million dividend on Series B Preferred Shares and a $0.2 million preferred deemed dividend arising out of the redemption of approximately $4.3 million of Series B Preferred Shares in the second quarter of 2019) of $2.9 million or $1.31 loss basic and diluted. Adjusted net loss attributable to common shareholders1 for the period was $2.5 million or $1.13 adjusted loss per share basic and diluted.

•

Adjusted EBITDA1 was $6.5 million.

•

An average of 7.0 vessels were owned and operated during the first half of 2019 earning an average time charter equivalent rate of $10,750 per day.

Aristides Pittas, Chairman and CEO of EuroDry commented: “During the third quarter of 2019, EuroDry benefited from the stronger drybulk market as the earnings of several of its ships were based on renewed charters or linked to market indices.  However, given the small size of our fleet, our net income is influenced by any vessel drydocking expense that occurs during the quarter as the latter is expensed like it happened in the past quarter. In the fourth quarter of this year, we do not have any drydocking scheduled and that would mean that “barring any unforeseen circumstances,” it should be a profitable quarter.

We expect that the drybulk market supply and demand balance will be shaped by the limited supply growth expected over the next couple of years due to one of the lowest orderbook levels, especially for the segments we operate, and potential further vessel availability squeeze due to the implementation of the emissions and ballast water treatment regulations. We hope that this will translate to higher earnings for our ships, despite the drop of the market rates during October and November. We expect that trade developments will directly influence the rates with any reduction of the uncertainty relating to trade wars being a positive factor amongst others and any overall economic slowdown being a negative one.

We remain committed to grow our fleet either through single vessel acquisitions or by exploiting our public platform to consolidate other fleets. As EuroDry’s stock continues to trade at a significant discount to its NAV, we believe it represents a significant opportunity for investing in the drybulk market as in addition to any potential overall market recovery, the possible shrinkage of the discount to NAV could offer additional returns to our investors.”

Tasos Aslidis, Chief Financial Officer of EuroDry commented: “Comparing our results for the third quarter of 2019 with the same period of 2018, our net revenues increased by about $0.9 million, due to the increased average number of vessels operating in 2019 and partially offset by the lower rates our vessels earned during this period. Operating expenses, including management fees and general and administrative expenses increased by approximately $0.3 million as compared to the third quarter of 2018. This was mainly due to the operation of 7.0 vessels during the third quarter of 2019 versus 6.0 vessels during the same period of last year; on a per-vessel-per-day basis, operating expenses, including management fees and general and administrative expenses decreased by 7.4% during the third quarter of 2019 as compared to the same period in 2018. We believe that we maintain one of the lowest operating cost structures amongst the public shipping companies which is one of our competitive advantages.

Adjusted EBITDA during the third quarter of 2019 was $2.2 compared to $3.8 million achieved for the third quarter of last year. Finally, as of September 30, 2019, our outstanding debt (excluding the unamortized loan fees) is about $58.4 million versus restricted and unrestricted cash of about $9.0 million.”

Third Quarter 2019 Results:

For the third quarter of 2019, the Company reported total net revenues of $7.7 million representing a 12.8% increase over total net revenues of $6.8 million during the third quarter of 2018 which was the result of the increased average number of vessels operating in 2019 partly offset by the decrease in the average time charter equivalent rate our vessels earned in the third quarter of 2019 compared to the corresponding period of 2018. The Company reported net loss for the period of $0.4 million and net loss attributable to common shareholders of $0.8 million, as compared to net income of $1.7 million and net income attributable to common shareholders of $1.4 million for the same period of 2018. For the third quarter of 2019, losses on derivatives of $0.6 million and drydocking expenses of $0.7 million contributed to the loss for the period as compared to small positive contribution from derivatives during the third quarter of 2018. Depreciation expenses for the third quarter of 2019 amounted to $1.6 million compared to $1.4 million for the same period of 2018.

Interest and other financing costs for the third quarter of 2019 amounted to $0.8 million, remaining the same compared to the corresponding period of 2018.

On average, 7.0 vessels were owned and operated during the third quarter of 2019 earning an average time charter equivalent rate of $12,088 per day compared to 6.0 vessels in the same period of 2018 earning on average $13,839 per day.

Adjusted EBITDA for the third quarter of 2019 was $2.2 million compared to $3.8 million achieved during the third quarter of 2018.

Basic and diluted loss per share attributable to common shareholders for the third quarter of 2019 was $0.35 calculated on 2,254,830 basic and diluted weighted average number of shares outstanding, compared to basic and diluted earnings per share of $0.63 for the third quarter of 2018, calculated on 2,236,785 and 2,238,442 basic and diluted weighted average number of shares outstanding.

Excluding the effect on the income / (loss) attributable to common shareholders for the quarter of the unrealized (gain) / loss on derivatives, the adjusted loss attributable to common shareholders for the quarter ended September 30, 2019 would have been $0.26 per share basic and diluted compared to adjusted earnings of $0.62 per share basic and diluted for the quarter ended September 30, 2018. Usually, security analysts do not include the above items in their published estimates of earnings per share.

 First Nine Months 2019 Results:

 For the first nine months of 2019, the Company reported total net revenues of $19.6 million representing a 12.0% increase over total net revenues of $17.5 million during the first nine months of 2018, as a result of the increased average number of vessels in the Company’s fleet partly offset by the decrease in the average time charter equivalent rate our vessels earned in the first nine months of 2019 compared to the same period of 2018. The Company reported net loss for the period of $1.4 million and a net loss attributable to common shareholders of $2.9 million, as compared to net income of $0.3 million and marginal net loss attributable to common shareholders, for the first nine months of 2018. Vessel operating expenses were $8.0 million for the first nine months of 2019 as compared to $6.8 million for the first nine months of 2018, mainly due to the increased average number of vessels operated. Depreciation expenses for the first nine months of 2019 were $4.8 million compared to $3.9 million during the same period of 2018. Interest and other financing costs for the first nine months of 2019 amounted to $2.7 million compared to $1.8 million for the same period of 2018. This increase is due to the increased amount of debt in the current period compared to the same period of 2018 and due to interest capitalized in 2018 during the construction period of m/v Ekaterini.

On average, 7.0 vessels were owned and operated during the first nine months of 2019 earning an average time charter equivalent rate of $10,750 per day compared to 5.5 vessels in the same period of 2018 earning on average $12,473 per day. In the first nine months of 2019, two vessels underwent special survey for a total cost of $1.6 million, as compared to two vessels that underwent special survey in the first nine months of 2018 for a total cost of $1.4 million.

Adjusted EBITDA for the first nine months of 2019 was $6.5 million compared to $5.9 million achieved during the first nine months of 2018.

 Basic and diluted loss per share attributable to common shareholders for the first nine months of 2019 was $1.31, calculated on 2,248,182 basic and diluted weighted average number of shares outstanding compared to a marginal basic and diluted loss per share for the first nine months of 2018, calculated on 2,230,137 basic and diluted weighted average number of shares outstanding.

Excluding the effect on the loss attributable to common shareholders for the first nine months of the year of the unrealized (gain) / loss on derivatives, the adjusted net loss per share attributable to common shareholders for the nine-month period ended September 30, 2019 would have been $1.13 compared to a loss of $0.07 per share basic and diluted for the same period in 2018. As previously mentioned, usually, security analysts do not include the above items in their published estimates of earnings per share.

Fleet Profile:

The EuroDry Ltd. fleet profile is as follows:

Name	Type	Dwt	Year Built	Employment(*)	TCE Rate ($/day)
Dry Bulk Vessels
EKATERINI	Kamsarmax	82,000	2018	TC until Apr-20	$13,000
XENIA	Kamsarmax	82,000	2016	TC until Jan-2020 + 1 year in Charterers Option	$14,100 $14,350
ALEXANDROS P.	Ultramax	63,500	2017	Guardian Navigation GMax LLC Pool	Pool revenue from August 2018
EIRINI P	Panamax	76,466	2004	TC until Jul-20	Hire 100% of Average BPI** 4TC
STARLIGHT	Panamax	75,845	2004	TC until Sep-20	Hire 100% of Average BPI** 4TC
TASOS	Panamax	75,100	2000	TC until Jan-20	$11,000
PANTELIS	Panamax	74,020	2000	TC until Nov-19	$11,500
Total Dry Bulk Vessels	7	528,931

Note:

(*)

Represents the earliest redelivery date

(**)

BPI stands for the Baltic Panamax Index; the average BPI 4TC is an index based on four-time charter routes.

Summary Fleet Data:

	3 months, ended September 30, 2018	3 months, ended September 30, 2019	9 months, ended September 30, 2018	9 months, ended September 30, 2019
FLEET DATA
Average number of vessels (1)	6.0	7.0	5.5	7.0
Calendar days for fleet (2)	552.0	644.0	1,512.0	1,911.0
Scheduled off-hire days incl. laid-up (3)	0.0	29.9	43.7	65.9
Available days for fleet (4) = (2) - (3)	552.0	614.1	1,468.3	1,845.1
Commercial off-hire days (5)	0.0	0.0	0.0	0.7
Operational off-hire days (6)	1.6	2.9	5.2	15.4
Voyage days for fleet (7) = (4) - (5) - (6)	550.4	611.2	1,463.1	1,829.0
Fleet utilization (8) = (7) / (4)	99.7%	99.5%	99.6%	99.1%
Fleet utilization, commercial (9) = ((4) - (5)) / (4)	100.0%	100.0%	100.0%	100.0%
Fleet utilization, operational (10) = ((4) - (6)) / (4)	99.7%	99.5%	99.6%	99.2%

AVERAGE DAILY RESULTS
Time charter equivalent rate (11)	13,839	12,088	12,473	10,750
Vessel operating expenses excl. drydocking expenses (12)	5,035	4,855	5,306	4,939
General and administrative expenses (13)	1,147	867	1,206	900
Total vessel operating expenses (14)	6,182	5,722	6,512	5,839
Drydocking expenses (15)	3	1,073	955	835

(1) Average number of vessels is the number of vessels that constituted the Company’s fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of the Company’s fleet during the period divided by the number of calendar days in that period.

 (2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

 (3) The scheduled off-hire days including vessels laid-up are days associated with scheduled repairs, drydockings or special or intermediate surveys or days of vessels in lay-up.

 (4) Available days. We define available days as the total number of days in a period during which each vessel in our fleet was in our possession net of scheduled off-hire days incl. laid up. We use available days to measure the number of days in a period during which vessels were available to generate revenues.

 (5) Commercial off-hire days. We define commercial off-hire days as days a vessel is idle without employment.

 (6) Operational off-hire days. We define operational off-hire days as days associated with unscheduled repairs or other off-hire time related to the operation of the vessels.

(7) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of commercial and operational off-hire days. We use voyage days to measure the number of days in a period during which vessels actually generate revenues or are sailing for repositioning purposes.

(8) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. We use fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(9) Fleet utilization, commercial. We calculate commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period.

(10) Fleet utilization, operational. We calculate operational fleet utilization by dividing our available days net of operational off-hire days during a period by our available days during that period.

(11) Time charter equivalent, or TCE, is a measure of the average daily net revenue performance of our vessels. Our method of calculating TCE is determined by dividing time charter revenue and voyage charter revenue net of voyage expenses by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract or are related to repositioning the vessel for the next charter. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters, pool agreements and bareboat charters) under which the vessels may be employed between the periods. Our definition of TCE may not be comparable to that used by other companies in the shipping industry.

(12) Daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and management fees are calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period. Drydocking expenses are reported separately.

(13) Daily general and administrative expenses are calculated by dividing other general and administrative expenses by fleet calendar days for the relevant time period.

(14) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, management fees and other general and administrative expenses; drydocking expenses are not included. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

(15) Drydocking expenses include expenses during drydockings that would have been capitalized and amortized under the deferral method divided by the fleet calendar days for the relevant period. Drydocking expenses could vary substantially from period to period depending on how many vessels underwent drydocking during the period. The Company expenses drydocking expenses as incurred.

Conference Call and Webcast:

Tomorrow, November 15, 2019 at 9:30 a.m. Eastern Time, the Company's management will host a conference call and webcast to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (877) 553-9962 (US Toll Free Dial In), 0(808) 238- 0669 (UK Toll Free Dial In) or +44 (0) 2071 928592 (Standard International Dial In). Please quote "EuroDry" to the operator.

A replay of the conference call will be available until November 21, 2019. The United States replay number is 1(866) 331-1332; from the UK 0(808) 2380-667; the standard international replay number is (+44) (0) 3333 009 785 and the access code required for the replay is: 2489743#.

Audio webcast - Slides Presentation:

There will be a live and then archived audio webcast of the conference call, via the internet through the EuroDry website (www.eurodry.gr). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast. A slide presentation on the Third Quarter 2019 results in PDF format will also be available 10 minutes prior to the conference call and webcast accessible on the company's website (www.eurodry.gr) on the webcast page. Participants to the webcast can download the PDF presentation.

EuroDry Ltd.

Unaudited Consolidated Condensed Statements of Operations

(All amounts expressed in U.S. Dollars – except number of shares)

	Three Months Ended September 30,	Three Months Ended September 30,	Nine Months Ended September 30,	Nine Months Ended September 30,
	2018	2019	2018	2019
	(unaudited)		(unaudited)
Revenues
Time charter revenue	7,186,756	8,085,650	18,566,127	20,729,160
Commissions	(394,026)	(425,449)	(1,036,924)	(1,095,101)
Net revenues	6,792,730	7,660,201	17,529,203	19,634,059

Operating expenses
Voyage expenses, net	(430,211)	697,518	317,442	1,067,717
Vessel operating expenses	2,338,733	2,634,821	6,781,736	7,961,650
Drydocking expenses	1,533	690,989	1,444,190	1,595,588
Vessel depreciation	1,410,721	1,615,947	3,942,499	4,813,165
Management fees	440,796	492,065	1,241,417	1,476,608
Other general and administrative expenses	633,222	558,033	1,822,942	1,720,091
Total Operating expenses	(4,394,794)	(6,689,373)	(15,550,226)	(18,634,819)

Operating income	2,397,936	970,828	1,978,977	999,240

Other income / (expenses)
Interest and finance cost	(784,303)	(848,473)	(1,832,089)	(2,729,021)
Gain / (Loss) on derivatives, net	37,598	(568,340)	151,126	334,648
Foreign exchange gain	3,268	3,886	6,843	3,325
Interest income	1,905	8,064	10,750	20,850
Other expenses, net	(741,532)	(1,404,863)	(1,663,370)	(2,370,198)
Net income / (loss)	1,656,404	(434,035)	315,607	(1,370,958)
Dividend Series B Preferred shares	(240,994)	(358,726)	(321,198)	(1,390,255)
Preferred deemed dividend	-	-	-	(185,665)
Net income / (loss) attributable to common shareholders	1,415,410	(792,761)	(5,591)	(2,946,878)
Earnings / (loss) per share, basic	0.63	(0.35)	(0.00)	(1.31)
Weighted average number of shares, basic	2,236,785	2,254,830	2,230,137	2,248,182
Earnings / (loss) per share, diluted	0.63	(0.35)	(0.00)	(1.31)
Weighted average number of shares, diluted	2,238,442	2,254,830	2,230,137	2,248,182

EuroDry Ltd.

Unaudited Consolidated Condensed Balance Sheets

(All amounts expressed in U.S. Dollars – except number of shares)

	December 31, 2018	September 30, 2019

ASSETS	(unaudited)
Current Assets:
Cash and cash equivalents	4,375,972	5,605,154
Trade accounts receivable, net	2,236,210	1,710,009
Other receivables	341,952	657,312
Inventories	566,947	479,447
Restricted cash	828,955	716,847
Prepaid expenses	147,789	210,611
Due from related companies	5,967,444	-
Total current assets	14,465,269	9,379,380

Fixed assets:
Vessels, net	110,637,462	106,888,032
Long-term assets:
Restricted cash	2,550,000	2,650,000
Derivatives	55,030	-
Total assets	127,707,761	118,917,412

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' EQUITY
Current liabilities:
Long term debt, current portion	6,930,655	6,866,010
Trade accounts payable	690,653	1,585,237
Accrued expenses	1,166,209	854,706
Accrued preferred dividends	-	358,726
Deferred revenue	196,231	604,910
Due to related companies	-	1,716,432
Total current liabilities	8,983,748	11,986,021

Long-term liabilities:
Long term debt, net of current portion	56,428,100	51,128,948
Derivatives	-	355,469
Total long-term liabilities	56,428,100	51,484,417
Total liabilities	65,411,848	63,470,438

Mezzanine equity: Series B Preferred shares (par value $0.01, 20,000,000 preferred shares authorized, 19,608 and 15,387 shares issued and outstanding, respectively)	18,757,358	14,721,665

Shareholders' equity:
Common stock (par value $0.01, 200,000,000 shares authorized, 2,279,920 issued and outstanding, respectively)	22,799	22,799
Additional paid-in capital	52,618,022	52,751,654
Accumulated deficit	(9,102,266)	(12,049,144)
Total shareholders' equity	43,538,555	40,725,309
Total liabilities, mezzanine equity and shareholders' equity	127,707,761	118,917,412

EuroDry Ltd.

Unaudited Consolidated Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Nine Months Ended September 30,	Nine Months Ended September 30,
	2018	2019

Cash flows from operating activities:
Net income / (loss)	315,607	(1,370,958)
Adjustments to reconcile net income / (loss) to net cash provided by operating activities:
Vessel depreciation	3,942,499	4,813,165
Amortization of deferred charges	159,045	117,703
Share-based compensation	107,517	133,632
Unrealized (gain) / loss on derivatives	(138,819)	410,498
Changes in operating assets and liabilities	(1,476,534)	8,856,256
Net cash provided by operating activities	2,909,315	12,960,296

Cash flows from investing activities:
Cash paid for vessel under construction	(18,818,171)	(47,562)
Vessel improvements	-	(961,274)
Net cash used in investing activities	(18,818,171)	(1,008,836)

Cash flows from financing activities:
Net increase in Former Parent Company investment	3,298,356	-
Redemption of preferred shares	-	(4,300,000)
Preferred dividends paid	-	(952,886)
Loan arrangement fees paid	(147,200)	(22,500)
Proceeds from long term debt	18,400,000	4,500,000
Repayment of long term debt	(5,433,229)	(9,959,000)
Net cash provided by / (used in) financing activities	16,117,927	(10,734,386)

Net increase in cash, cash equivalents and restricted cash	209,071	1,217,074
Cash, cash equivalents and restricted cash at beginning of period	4,901,557	7,754,927
Cash, cash equivalents and restricted cash at end of period	5,110,628	8,972,001

Cash breakdown

Cash and cash equivalents	1,631,802	5,605,154
Restricted cash, current	628,826	716,847
Restricted cash, long term	2,850,000	2,650,000
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	5,110,628	8,972,001

EuroDry Ltd.

Reconciliation of Adjusted EBITDA to

Net income / (loss)

(All amounts expressed in U.S. Dollars)

	Three Months Ended September 30, 2018	Three Months Ended September 30, 2019	Nine Months Ended September 30, 2018	Nine Months Ended September 30, 2019
Net income / (loss)	1,656,404	(434,035)	315,607	(1,370,958)
Interest and finance costs, net (incl. interest income)	782,398	840,409	1,821,339	2,708,171
Depreciation	1,410,721	1,615,947	3,942,499	4,813,165
Unrealized loss on Forward Freight Agreement derivatives	-	147,750	-	49,350
(Gain) / loss on interest rate swap derivatives	(37,598)	47,085	(151,126)	339,602
Adjusted EBITDA	3,811,925	2,217,156	5,928,319	6,539,330

Adjusted EBITDA Reconciliation:

EuroDry Ltd. considers Adjusted EBITDA to represent net income / (loss) before interest, income taxes, depreciation, unrealized loss on Forward Freight Agreements (FFAs) and (gain) / loss on interest rate swaps.  Adjusted EBITDA does not represent and should not be considered as an alternative to net income / (loss), as determined by United States generally accepted accounting principles, or GAAP. Adjusted EBITDA is included herein because it is a basis upon which the Company assesses its financial performance because the Company believes that this non-GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period by excluding the potentially disparate effects between periods of, financial costs, unrealized loss on FFAs and (gain) / loss on interest rate swaps, and depreciation. The Company's definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

EuroDry Ltd.

Reconciliation of Net income / (loss) to Adjusted net income / (loss)

(All amounts expressed in U.S. Dollars – except share data and number of shares)

	Three Months Ended September 30, 2018	Three Months Ended September 30, 2019	Nine Months Ended September 30, 2018	Nine Months Ended September 30, 2019
Net income / (loss)	1,656,404	(434,035)	315,607	(1,370,958)
Unrealized (gain) / loss on derivatives	(37,598)	200,837	(151,126)	410,498
Adjusted net income / (loss)	1,618,806	(233,198)	164,481	(960,460)
Preferred dividends	(240,994)	(358,726)	(321,198)	(1,390,255)
Preferred deemed dividend	-	-	-	(185,665)
Adjusted net income / (loss) attributable to common shareholders	1,377,812	(591,924)	(156,717)	(2,536,380)
Adjusted earnings / (loss) per share, basic	0.62	(0.26)	(0.07)	(1.13)
Weighted average number of shares, basic	2,236,785	2,254,830	2,230,137	2,248,182
Adjusted earnings / (loss) per share, diluted	0.62	(0.26)	(0.07)	(1.13)
Weighted average number of shares, diluted	2,238,442	2,254,830	2,230,137	2,248,182

Adjusted net income/(loss) and Adjusted earnings/(loss) per share Reconciliation:

EuroDry Ltd. considers Adjusted net income / (loss) to represent net income / (loss) before unrealized gain / loss on derivatives. Adjusted net income / (loss) and Adjusted earnings / (loss) per share is included herein because we believe it assists our management and investors by increasing the comparability of the Company's fundamental performance from period to period by excluding the potentially disparate effects between periods of unrealized gain / loss on derivatives, which items may significantly affect results of operations between periods. Adjusted net income / (loss) and Adjusted earnings / (loss) per share do not represent and should not be considered as an alternative to net income / (loss) or earnings / (loss) per share, as determined by GAAP. The Company's definition of Adjusted net income / (loss) and Adjusted earnings / (loss) per share may not be the same as that used by other companies in the shipping or other industries.

About EuroDry Ltd.

EuroDry Ltd. was formed on January 8, 2018 under the laws of the Republic of the Marshall Islands to consolidate the drybulk fleet of Euroseas Ltd into a separate listed public company. EuroDry was spun-off from Euroseas Ltd on May 30, 2018; it trades on the NASDAQ Capital Market under the ticker EDRY.

EuroDry operates in the dry cargo, drybulk shipping market. EuroDry's operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company and Eurobulk (Far East) Ltd. Inc., which are responsible for the day-to-day commercial and technical management and operations of the vessels. EuroDry employs its vessels on spot and period charters.

The Company has a fleet of 7 vessels, including 4 Panamax drybulk carriers, 1 Ultramax drybulk carrier and 2 Kamsarmax drybulk carriers. EuroDry’s 7 drybulk carriers have a total cargo capacity of 528,931 dwt.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.eurodry.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer EuroDry Ltd. 11 Canterbury Lane, Watchung, NJ07069 Tel. (908) 301-9091 E-mail: aha@eurodry.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY10169 Tel. (212) 661-7566 E-mail: nbornozis@capitallink.com